TEXOLA ENERGY CORPORATION

206-475 Howe Street

Vancouver, British Columbia

Canada V6C 2B3

(604) 685-8355

November 29, 2005

VIA FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

USA

Attention:	David H. Roberts

Dear Sirs/Mesdames:

Re: Texola Energy Corporation (the “Registrant”)

                              The Registrant writes this letter in connection with its response to the comment letter from the Securities and Exchange Commission (the “Commission”) dated November 22, 2005 with respect to the Preliminary Information Statement on Schedule 14C.

Accordingly, the Registrant acknowledges and confirms that:
1.	The adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.
2.

The Registrant acknowledges that staff comment or changes in response to the staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing.

3.

The Registrant also represents that the staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you find the foregoing to be in order. Should you have any questions please do not hesitate to contact the undersigned.

Yours truly,

TEXOLA ENERGY CORPORATION

/s/ Thornton Donaldson

Thornton Donaldson

President